UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

CURRENT REPORT

For the month of October, 2018

Dragon Jade International Limited

(Exact name of registrant as specified in its charter)

British Virgin Islands	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Unit 2, 23/F, New World Tower I, 18 Queens Road, Central Hong Kong, SAR, China

(Address of Principal Executive Offices)

Registrant's telephone number, including area code:  011-852-3588 - 1780

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (this “Form 6-K/A”) to our Current Report on Form 6-K/A filed with the Securities and Exchange Commission on October 9, 2018 (the “Original Form 6-K/A”) is being filed to amend to the Original Form 6-K to include certain financial statements related to Dragon Jade International Limited (the “Company” or “Dragon Jade”) acquisition of 100% of the capital shares of Montrose Food & Wine Limited (“Montrose HK”) as reported on the Original Form 6-K/A. Except as set forth herein, no modifications have been made to the information contained in the Original Form 6-K/A.

Item 9.01	Financial Statements and Exhibits.

(a)	Financial Statements of Businesses Acquired.

The audited consolidated financial statements of Montrose HK and its subsidiaries as of and for the fiscal year ended December 31, 2018 are filed as Exhibit 99.1 and, are incorporated by reference herein.

(b)	Pro Forma Financial Information.

The unaudited pro forma combined statement of operations of the Company relating to the acquisition of the capital shares of Montrose HK as of and for the fiscal year ended December 31, 2018 and the statement of operations and balance sheet for the fiscal year ended December 31, 2018 are filed as Exhibit 99.2 and incorporated by reference herein.

(d)	Exhibits.

Exhibit No.	Description

99.1	The audited consolidated financial statements of Montrose HK and its subsidiaries as of and for the fiscal year ended December 31, 2018 and 2017.

99.2	The unaudited pro forma combined statement of operations of the Company relating to the acquisition of the capital shares of Montrose HK as of and for the fiscal year ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dragon Jade International Limited

By:	/s/ Yat Man, Lai
Yat Man, Lai
Chief Executive Officer

Date: August 15, 2019

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